UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Alaska Drilling Update
THE HAGUE, The Netherlands, September 17, 2012/PRNewswire-FirstCall/ --
Royal Dutch Shell ("Shell") (NYSE: RDS.A) (NYSE: RDS.B) is engaged in a multi-year drilling programme to explore for new oil & gas resources in high-potential blocks in offshore Alaska. Important progress has been made with this programme, with two drill ships, more than twenty support vessels, an approved capping stack, and other redundant oil spill response equipment already in position. Shell continues to demonstrate the strength and extent of its
Arctic preparations.
Over the last several days, Shell has successfully completed a series of tests of the first-ever Arctic Containment System. However, during a final test, the containment dome aboard the Arctic Challenger barge was damaged. It is clear that some days will be required to repair and fully assess dome readiness. We are disappointed that the dome has not yet met our stringent acceptance standards; but, as we have said all along, we will not conduct any operation until we are satisfied that we are fully prepared to do it safely.
The time required to repair the dome, along with steps we have taken to protect local whaling operations and to ensure the safety of operations from ice floe movement, have led us to revise our plans for the 2012-2013 exploration program.
In order to lay a strong foundation for operations in 2013, we will forgo drilling into hydrocarbon zones this year. Instead, we will begin as many wells, known as 'top holes,' as time remaining in this season allows. The top portion of the wells drilled in the days and weeks ahead will be safely capped and temporarily abandoned this year, in accordance with regulatory requirements. We look forward to the final receipt of our drilling permits for the multi-year exploration program upon the successful testing and deployment of the Arctic
Containment System.
These capabilities have, most recently, been evident in Shell's ice management operations as it successfully moved one of its drill ships and support vessels safely out of the path of approaching sea ice. That drill ship, the Noble
Discoverer, is expected to resume its position and drilling operations over the
'Burger A' prospect in the days ahead.
Also, in the coming days, Shell is expected to begin exploratory drilling in the
Beaufort Sea. These operations will follow the conclusion of the fall whale hunt and the anticipated receipt of a top hole drilling permit.
We have tested and assembled drill ships and support vessels, trained personnel, and acquired numerous final approved plans and permits. This exploration program remains critically important to America's energy needs, to the economy and jobs in Alaska, and to Shell.
Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release "Shell", "Shell group" and
"Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
"we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ''Subsidiaries'',
"Shell subsidiaries" and "Shell companies" as used in this release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or "associates" and companies in which Shell has joint control are referred to as "jointly controlled entities". In this release, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
"anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan",
"objectives", "outlook", "probably", "project", "will", "seek", "target",
"risks", "goals", "should" and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k)
economic and financial market conditions in various countries and regions; (l)
political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m)
changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended 31
December, 2011 (available at http://www.shell.com/investor and
http://www.sec.gov - opens in new window
[http://www.shell.com/home/ExternalLink?SourcesiteId=investor&URL=http%3A%2F%2Fwww.sec.gov%2F
] ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, September 17, 2012.
Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release. There can be no assurance that dividend payments will match or exceed those set out in this release in the future, or that they will be made at all.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this release, such as resources and oil in place that SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form
20-F, File No 1-32575, available on the SEC website http://www.sec.gov - opens in new window
[http://www.shell.com/home/ExternalLink?SourcesiteId=investor&URL=http%3A%2F%2Fwww.sec.gov%2F
] . You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

    Enquiries

    Shell Media Relations
    International, UK, European Press: +44-207-934-5550

    Shell Investor Relations
    Europe - Tjerk Huysinga: +31-70-377-3996
    United States - Ken Lawrence: +1-713-241-2069

Source: Royal Dutch Shell plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 September 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary